[Royce & Associates, LLC Letterhead]

August 24, 2007

The Royce Fund
1414 Avenue of the Americas
New York, NY 10019

Re: Fee Waiver and Expense Reimbursement - Royce Dividend Value Fund (Investment Class)

Gentlemen:

        Reference is made to the Investment Advisory Agreement dated April 30, 2004 (the "Agreement") by and between The Royce Fund (the "Fund") on behalf of Royce Dividend Value Fund (the "Series") and Royce & Associates, LLC (the "Adviser").

        Notwithstanding the provisions of Section 4 (Compensation of the Adviser) of the Agreement, the Adviser hereby waives compensation for services provided by it under the Agreement through the calendar year ending December 31, 2007, and/or agrees to reimburse expenses relating to such calendar year to the Series with respect to the Class in an amount, if any, necessary so that the Series' "Annual Operating Expenses" for its Investment Class of shares (the "Class") are not more than 1.24% of the Class' average net assets for such calendar year.

        The Adviser hereby also waives compensation for services provided by it under the Agreement to the Series with respect to the Class, and/or agrees to reimburse expenses to the Series with respect to the Class for each subsequent calendar year through the year ending December 31, 2016 (but not for any calendar year thereafter) in an amount, if any, necessary so that the Series' Annual Operating Expenses for the Class are not more than 1.99% of the Class' average net assets for such calendar year.

        The Adviser's obligations to reimburse the Series with respect to the Class hereunder will not apply for any period when the Adviser is not rendering services to such Series under the Agreement.

        The Series' "Annual Operating Expenses" for the Class means and will consist only of the following operating expenses of the Series for the Class that are, under generally accepted accounting principles, accruable and deductible from the Series' assets with respect to the Class for the calendar year involved: (i) investment advisory fees, if any; (ii) Rule 12b-1 distribution fees, if any; and (iii) custodian fees, shareholder servicing fees, administrative and office facilities expenses, professional fees, trustees' fees and any other operating expenses of the Series with respect to the Class that are recorded or includable in the Series' statement of operations in accordance with generally accepted accounting principles. Notwithstanding the provisions of the immediately preceding sentence, the Series' "Annual Operating Expenses" for the Class do not include interest and dividends on securities sold short, amortization of organization expenses, taxes, brokerage commissions, litigation and indemnification expenses or any costs or expenses of or for the Series with respect to the Class that are "extraordinary" as determined under generally accepted accounting principles (see Accounting Principles Board Opinion No. 30).

Very truly yours,
ROYCE & ASSOCIATES, LLC
By: /s/John D. Diederich John D. Diederich Chief Operating Officer

ACCEPTED: THE ROYCE FUND
By: /s/John D. Diederich John D. Diederich Vice President